Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Below is a transcript of a joint press conference held in Chicago on May 4, 2010.

United-Continental Airlines Merger

 Press Conference May 4, 2010

Jerry Roper

Well, good morning, ladies and gentlemen.  I'm Jerry Roper, the President and CEO of the Chicagoland Chamber of Commerce.  And if I were Vice President Joe Biden, you know what my next line would be.  This is a big, big day for Chicago, for, I think, the Midwest, for the United States of America.

I'm delighted to be here today with Governor Quinn, Mayor Daley, Glenn Tilton, Jeff Smisek, and to mark this historic event for the city and welcome you to Willis Tower.  Willis Tower, this global business icon, is known for its sky-high views, which takes in a whole new meaning here today.

I'd like to thank our hosts in representing his fellow owners, John Huston –  John, would you mind standing up? – who climbed 67 stairs of the Willis Tower today.  So any of you news people, you want to get up a little early and climb the Tower.  They're from the Skokie-based American Landmark Properties, and from our building management, U.S. Equities, Bob Winslow.  Bob, would you stand up?  Bob was former Chairman of the Chamber of Commerce.  And Katie Scott.  Katie?

On behalf of the local business community, I applaud the leadership and vision of United and Continental Airlines to persevere in the face of strong economic headwinds and thank them for their commitment to building a stronger future here in Chicago.

And also joining us this morning, who is a big part of making this city and this region strong is Rose Andolino, our Commissioner of the Airports; Rita Athas, our partner at World Business Chicago, and Eden Martin of the Commercial Club and the Civic Committee.  Thank you for your continued partnership.  And Mr. Crown, thank you, sir, for being here.

I want to especially thank and welcome Jeff Smisek to Chicago.  And I know you'll find the people here very warm.  At times, we have a little bit of a wind that kicks up, that really helps our planes fly faster.  Some might think it's a little colder.  We don't, because when you think about it inside, it's 78 degrees each and every day.

We're excited to have the opportunity to build a strong and long-lasting relationship with you in this city.  United and Continental are two proud companies with storied histories.  United has long been an economic engine for Chicago and Illinois.  The announcement that Chicago will be home to the new United represents a great investment in our city and our state in an investment that will benefit all Chicagoans, and by keeping the momentum going for economic growth.

And our colleagues in Houston will also continue to grow with the expanded hub operations at Bush Intercontinental, and we look forward to working with my counterpart, Jeff Moseley, of the Greater Houston Partnership.  These two are two business organizations.  These two fantastic hubs really mean a lot, I think, for the warriors who fly each and every day in and around this country, around the world, and now, especially, to South America, which we will have a bigger lift.

For our world-class O'Hare International Airport and for the millions of people who depend on O'Hare every day, this announcement ensures that Chicago will remain a thriving international center for business and tourism, and give us a real, competitive edge.

And now I'd like to welcome Glenn Tilton to the podium.  As United's CEO he's been a great friend, a supporter of Chicago, the Chicagoland Chamber of Commerce, and the business and civic community here.  Glenn, we can't say enough about you.  Every day, your focus on doing what you finally accomplished, we can't thank you enough.  It's all over to you, sir.

Glenn Tilton

Thanks very much, Jerry.  Very kind of you.  [Applause.]

Thank you, Jerry.  You know, we were thinking, as we were preparing for this morning, who really would serve best as moderator for this morning's press conference, and really, it took us about twenty seconds to realize that we had the perfect person in Jerry Roper, who really is Mr. Chicago in so many ways.

Thanks to all of you for joining us today.  It is a tremendous day for our new company – Jeff's company and mine – that is going to be so good, not only for Chicago – certainly for Chicago – but for all of those other communities, including Houston, that we serve all of our employees, all of our customers, and as Jeff and I certainly know, a much, much better day for our investors.

Yesterday morning was an extraordinary day.  We announced our merger agreement with Continental.  With this announcement, we are the new home here in Chicago to the world's leading, number one, best airline.  United has a long history with Chicago, and together, we've been on a really exciting journey.

Through all of the ups and downs, all of our time together, Governor Quinn, Mayor Daley, you've supported our company, and we are deeply in your debt for your having done so.  As Mayor Daley knows very, very well, and very often says, cities across this country and across the globe compete just as airlines compete.  Mayor Daley, Chicago just got a whole lot more competitive.

We thank the Mayor for his leadership and his commitment to creating a world-class airport, and ensuring that Chicago has the best possible air infrastructure.  Mayor Daley understands the economic effect that a well-functioning airport and unmatched network service has on the entire economy of Chicagoland.

Mayor Daley, Governor Quinn, Jeff and I look forward to continuing to make our airline better for our customers, our people, and our great city.  In a moment, you're going to hear from our new partner, Jeff, about the strategic and operational benefits of United Airlines.  With that, I'd like to step back and yield the podium to the best mayor in the United States of America, Mayor Daley.  [Applause.]

Mayor Richard J. Daley, Jr.

Good morning.  Thank you very much, Glenn Tilton and Jeff Smisek.  Welcome to our great city.  I want to thank United Airlines, Board of Director Jim O'Connor and the entire Board of Directors and the team, as well as Continental, for this great merger.  This is a great commitment with vision, with guts and decision-making to provide better service for all those who will be flying United throughout this country.

To Governor Quinn, to Jerry Roper, to Eden [Martin] and Lester Crown, all working together on behalf and improvement of the quality of life of our city and our state.  Rosie Andolino, our Commissioner, Department of Aviation, I thank you for your great commitment.

In the 1950s, Pat Patterson ran United Airlines.  My father, Richard J. Daley, was Mayor.  Midway Airport was the busiest airport in the country.  But they had vision – and they knew that aviation would change, and the country was changing – to build O'Hare International Airport.

It shows you that you need vision, determination, and decision-making in regards to the future.  You cannot live in the past.  And that's what this merger is all about.  You respect the past, understand the present, but always look in the future.

Congratulations to Glenn and Jeff and the entire Board of Directors for this wonderful merger.  Chicago's home to the world's largest airline, United, the world's largest aircraft manufacturer in Boeing, and I firmly believe the world's finest airport in a modernized O'Hare.  O'Hare, in the city, metropolitan area, state, and the region, is the biggest economic engine.  There are more jobs related to this industry directly and indirectly, than any other industry here in the metropolitan area.

And there have been arguments and decisions as to how you modernize O'Hare.  And the key is the modernization.  That will be the future of O'Hare International Airport.  Any slowdown, any stalling of the modernization, affects the future.  This merger affects customers and the future of the airline industry.  And to me, this is a great commitment of the business community.  It reinforces our commitment here in the city of Chicago to make this the best city in the world.

Thank you very much.  [Applause.]

Glenn Tilton

And now our newest partner and soon-to-be, hopefully in the next several years, a resident of Chicago, Jeff Smisek, President and CEO of Continental Airlines.

Jeff Smisek

I'll be here a lot sooner than seven years.

Look, I am so pleased to be here with my good partner, Glenn.  Glenn had the vision for this merger for a long time.  We looked at it two years ago.  The stars weren't aligned.  The stars were aligned today.  We move forward.  This is so great, not only for the city of Chicago but for all customers.  We are bringing together these two great brands, bringing together the best of both companies.

We, at Continental, are very strong in New York, with a huge Latin American presence, whereas United is strong with a great mid-continent hub – Chicago; strong on the West Coast; a great Pacific presence.  In short, we are strong where United is weak.  United is strong where we are weak.  Bring us together and we create the world's greatest airline with an unparalleled network.  Single-carrier service anywhere in the world.

And we also bring together the best of each carrier's culture, service levels, and operational integrity.  Continental is known for extraordinary service; for its culture – its culture of working together, and treating each other and treating our customers with dignity and respect; open, honest and direct communication.

Excellent customer service – we are world-renowned for our customer service.  United has made great strides in operational integrity.  In fact, United's on-time performance is better than Continental's.  United has also done a great job in controlling its costs, and is now a very competitive airline on its way up, just as Continental is a competitive airline on its way up.  By bringing these together, we bring together the very finest of both.  So for our customers, great benefits.

For the communities we serve, enhanced air service.  We can optimize our fleets and bring better, greater service, more destinations, larger aircraft, better types of equipment to cities; for our coworkers, because this carrier can finally break the cycle of instability and fragility in our industry; and can give our coworkers not just jobs, but careers; and can generate the kind of financial return so we can not only invest in our coworkers, but we can invest in our product and continue to improve our on-board product.

We also will be so attractive to business customers who are higher-yielding and higher-demanding customers, and they deserve the product that we will give them, and we will be able to attract them and increase the business mix, which, of course, will give us higher yields and higher revenue.  This is a merger built on revenue, not on cost savings.  There are some cost savings, but it's principally a revenue-driven merger.

And most importantly, at the very end, recognize that we've done a very poor job for our shareholders.  The entire airline industry has.  Glenn and I have worked so hard to get a decent return to our shareholders, but structurally, it's been almost impossible.  With this merger, we finally can get in a position to have a profitable, sustainable business.

So we are delighted at Continental to join in a merger of equals with our good partners at United.  We've grown to know them over the years as we've transitioned from our former alliance, whose name I will not mention, to Star Alliance, and we've gotten to know and respect each other, know and respect each other's management teams.

We will be building, together, the best management team in the industry, with the best product in the industry, with the best network in the industry, with the best coworkers in the industry.  And this is going to result in the world's finest, best, largest, most comprehensive network, and a great success for all the communities we serve, including the great city of Chicago.

And let me close by thanking all of you.  I've gotten such a great, warm welcome to Chicago, and I appreciate it so much.  I look forward to being here, and I look forward to working with my good partner to build the world's greatest airline.  Thank you very much.  [Applause.]

Jerry Roper

And Jeff, 75 degrees today in Chicago.  Just wanted to let you know that.

So how would you like to be Governor of the State of the Illinois today?  This Governor, Governor Quinn, has been getting used to cutting ribbons on new companies, new mergers.  Most recently, the enhancement of the Ford Motor Plant on the South Side.  This is what we, as the business community, embrace in a governor: someone who is willing to go out there and fight for jobs in Illinois.  Please welcome Governor Pat Quinn, the State of Illinois.  [Applause.]

Governor Pat Quinn

Thank you.  Well, this is a special day for Illinois.  I think it's a special day for America, that two great airlines, service-oriented airlines, have come together to make an airline that I think will serve our whole country and, indeed, our whole world.  And it's very important that we here in Illinois understand that transportation is a key to economic growth and jobs today and in the future.

We want to be able to reach any part of the world in our global economy.  And the coming together of Continental and United, two historic airlines with very dedicated employees.  The heart and soul of each airline is the tremendous commitment that the employees bring to their jobs every day.  And we honor their work, and we want to see them have more opportunity – more growth, more jobs.

So this merger today, I think, leads in that direction.  It's very important, I think, to recognize that the fleet that United and Continental will bring to transportation will be the most fuel-efficient fleet anywhere in the world, and we have to understand the imperative that we have green airlines, that we have sustainability, and that we have fuel efficiency, as the best way to have prosperity in the 21st century.

So I think the workers of United and Continental, hardworking men and women who are committed to a good future for our country, for all of our states, and for their families, I know this is a good day for them.  It's a good day, I think, for all of us who live in Illinois or any part of our country.  We have a strong airline that can reach any part of the world and do it in a first-class way.

So I look forward to working with Glenn and Jeff; with Mayor Daley, who is committed to O'Hare Field, the modernization for the 21st century, second to none; and with our business community.  Jim O'Connor, Lester Crown, Eden Martin, and Jerry Roper – we have great businessmen in Illinois across our State.  They're committed to the future, sacrificing, sometimes, our present in order to build a better future.

We have to be custodians of the future.  This merger today is a good future for Illinois and good for our country.  Thank you very much.  [Applause.]

Jerry Roper

So ladies and gentlemen, look at this new brand.  So let us open up to the press for questions.

Question

Did you ever feel as though Wall Street was betting against you?  This company was basically left for dead.  Now you have enough money to buy another airline and become the number one.  How did you do this?  What was on that road to recovery for you?

Glenn Tilton

Well, actually, this is a merger of equals and simply a stock transaction rather than the money to buy Continental Airlines.  So we came together as a merger of equals, and it really is symbolic of everything that everybody up here as said.

With respect to United, Jeff mentioned it in his remarks: Every airline in this country, every network airline in this country, has gone through a period rather similar to our own at one time or another.  They've gone through a wrenching, difficult restructuring to put them back on the path to some profitability.

But Jeff and I have always known that that alone wasn't going to be enough.  We were still subject to all of those extraordinary external shocks – as Jeff said here a little while ago – from volcanoes all the way back to 9/11.  We need to create stable businesses so that we can be, as the Governor said, stable employers.

That was the vision.  The question for United Airlines in 2001, 2002, was, what way forward.  As the Mayor said, we had a vision, and that vision looked like today.  But it was a lot of hard work to get from that day that we filed for the protection of the court here in this city to get to this day.

Question

You are also employee-owned, which is different than most companies.

Glenn Tilton

We were before we filed.  That's exactly right.  We were 55% owned by an ESOP structure.  That's exactly right.

Question

How are the unions likely to feel about this merger, then?  Do you think there are going to be any stumbling blocks?

Glenn Tilton

We have heard, so far, public statements of support, and, of course, as you'll know, we still have the unions represented on our Board.  ALPA and the IM are represented on our Board, and our Board voted unanimously in support of this merger.
Question

I'd like to ask a question, Mr. Smisek, and I'd like to ask this question for people like me, who ride in the back of the airplane, not for the platinum elites or for the folks that are up front.  The prevailing wisdom on the part of the analysts who all talked yesterday is that fewer airlines mean less competition, mean poorer customer service, and higher fares for the traveling public, and especially the folks that ride coach.  Would you please address that and speak directly to them?  What will this merger mean for the people that are actually buying tickets for their kids to go to Disney World?

Jeff Smisek

I'd be happy to.  Sure.  I think this will be good, and let me tell you why it will be good.  This is a merger of complementary route networks.  This is not a merger built on capacity reductions, nor is this a merger built on airfare increases.

We have almost no overlap.  I like to tell Glenn, when I lay awake at night worrying about my competitors, I never think about United because they're not a competitor.  We have no route overlap internationally.  We have very little route overlap domestically, and in the few cases where we have route overlap, we have substantial competition.

The synergies that we talked about in our press conference yesterday, those are built on additive revenue – increases in business mix, increases in schedule utility, taking in an optimally sized aircraft and moving it into a market that will support that bigger aircraft.

There's not a single airfare increase built into our synergy models.  Absolutely not.  What we're going to bring to consumers, whether they're business customers or whether they're flying in coach, the world's best frequent flyer program.  There are opportunities to earn and redeem miles in lots of new ways.  New benefits, enhanced benefits.

This is not all about increasing airfares.  It is about increasing business mix on board our aircraft – having more business customers and being more attractive to business customers because they're higher-yielding customers, but that does not mean that we're going to ignore or denigrate our coach customers.  They're very important to us.  And we are a very high-service airline.  We will bring that high service level to the combined carrier.

Now, we will always be responsive to changes in market demand.  Obviously, if demand goes up or fuel goes up, prices tend to go up.  You would expect that.  And when fuel goes down and demand goes down, prices tend to go down.  But we don't set airfares.  Glenn doesn't set airfares; I don't set airfares.  Together we don't set airfares.  The market sets the fares.

Question

Isn't it reasonable to assume, though, with less competition on those routes between the combined airlines' now hubs, where you have one-way fares, isn't it reasonable to assume that those fares will go up?

Jeff Smisek

No, it's not, because on those routes, there continues to be competition other than the competition that is with Continental-United.  So it's absolutely not the case to assume that, and I think you won't see it.  And the proof will be in the pudding but watch.

You'll also have to differentiate it from changes in demand.  As the economy recovers and more people want to fly, one would expect airfares to go up.  If the economy doesn't recover, I think you'll see airfares stay where they are or come down.

Question

[Inaudible] 16,000 employees?

Jeff Smisek

17,000.

Question

How many of those jobs do you expect will either be transferred out or eliminated as a result of this merger?

Jeff Smisek

I don't know the answer to your question.  Glenn and I are chairing an Integration Committee.  We will work through that.  There are jobs that are in Houston.  You're talking about headquarters jobs, by the way, because the frontline jobs are largely unaffected because there's so little overlap to this merger.

On headquarters jobs, of course, in any merger, there are redundancies in headquarters jobs.  And as for the total number of jobs, we don't know that yet; I don't know that yet.  As soon as I know it, the first people I'll tell are my own employees; I won't tell the press.  And after I've told my employees, I'll be happy to tell the press.

Question

I have two questions for Mr. Tilton and Mr. Smisek.  The first is that the pilots union said yesterday they would be on board with this if it's modeled after the Delta-Northwest merger.  Is it going to be modeled after that?  And my second question is, in front of Mayor Daley here and Rose Andolino, are you prepared to commit to paying whatever it takes for the second phase of the O'Hare modernization program?

Glenn Tilton

So neither Jeff nor I will ever commit publicly to paying whatever it takes to anything, which might actually have a little something to do with your question.  So we'll model our discussions with our employees on what's best for the new company, rather than modeling them on what was best for any other company.

Question

Mr. Smisek, could I ask you about O'Hare modernization?  Now that the deal is done, do you want to move ahead with runways and a new terminal?

Jeff Smisek

You have to understand that to be candid with you, I haven't paid a lot of attention to O'Hare modernization because O'Hare wasn't particularly important to me until today.  So give me a little time to study the issue.

Question

Jeff, you have paid attention to potential Bush expansion.  How does that play into this role, too?  Because there are master plans to expand Bush as well.

Jeff Smisek

Sure, there are, and those master plans go out for decades.  I have a great deal of difficulty seeing what's going to happen in my business tomorrow.  I will tell you, we have a very sophisticated risk management group at Continental.  We go through our audit committee; we go through our full board.  I will tell you, I study it carefully.  I fill out the questionnaires.  I work very hard on risk management.

I missed a risk – a volcano.  Right?  So one never knows what will happen, so it's very hard for me to answer that question.

Question

Mr. Tilton, I'm wondering if United will proceed with its plans to place an order for narrow-body planes this year, or has that been scrapped?

Glenn Tilton

No, we'll continue to look at the narrow-body requirements, but of course, we're going to be able to do so now with an eye to the integration process that Jeff described to you.  So as he and I chair the integration process, we'll be looking at all the considerations of the new company, and where we have flexibility in decision-making, we'll apply that flexibility to our thinking.

Question

This is for Mr. Smisek.  You mentioned before that you’re bringing great service to this new alliance.  A good portion of the flying public does not enjoy flying.  In fact, they find it increasingly more frustrating.  Can you give us some bullet points on what your service will mean to the average flyer?

Jeff Smisek

Well, I think those customers need to fly Continental Airlines to see the service level that you're going to see in the combined United Airlines.  Service improvements take time.  Cultural changes take time.  But I'm committed to both.

Question

But can you give us examples?  Some people can't afford to fly three or four times to sample an airline, so can you give us some bullet points?

Jeff Smisek

Well, let me tell you, I would disagree with that.  One of the issues in our entire industry, of course, has been that airfares have been a remarkable bargain.  We've had airfares from New York to Florida for $69.00.  Sometimes you can't take a cab from Manhattan to Newark for $69.00.  So I think there's plenty of opportunity for the consumer.

I think airfares are a great value today, and I suspect they'll continue to be a great value.

Question

Can you give an idea, please, of the number of jobs that might be created in Chicago, or would these jobs simply be people who transfer in from Houston and there won't actually be new employment created here?

Glenn Tilton

I think Jeff has said many times, and I certainly agree with him, both of us have agreed that we're creating a company that has the stability financially to be a foundation for job growth.  It is very difficult for our respective companies now to envision a future in which we are platforms or foundations for job growth.

This company, with the benefits that will come to the company, will create the opportunity not only for sustained employment, which, in this industry has been the equivalent of growth, to actually to begin to create jobs.

Thank you very much.  Appreciate it, everybody.

[Applause.]

[End of press conference.]